FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

5 October 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

1. September Traffic and Capacity Statistics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 5 October 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	September Traffic and Capacity Statistics

TRAFFIC AND CAPACITY STATISTICS - September 2005

Summary of the headline figures

In September 2005, passenger capacity, measured in Available Seat Kilometres, was 5.5 per cent above September 2004. Traffic, measured in Revenue Passenger Kilometres, was higher by 7.8 per cent. This resulted in a passenger load factor up 1.7 points versus last year, to 79.6 per cent. The increase in traffic comprised an 11.6 per cent increase in premium traffic and a 7.2 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 0.5 per cent. Overall load factor fell by 0.2 points at 72.2 per cent.

For the June to September quarter, ASKs rose by 2.2 per cent, with RPKs rising by 3.7 per cent. This resulted in an increase in passenger load factor of 1.1 points, to 79.6 per cent. This comprised a 5 per cent increase in premium traffic and a 3.5 per cent increase in non-premium traffic. CTKs fell by 4.2 per cent.

Market conditions

Market conditions remain broadly unchanged.

Strategic Developments

Gate Gourmet and the Transport and General Workers Union signed an agreement that should bring an end to the labour dispute at the catering company. A full catering service has been restored on all long haul departures.

British Airways increased its fuel surcharge on longhaul flights from £24 to £30 per sector (£60 return trip) from September 12, 2005. The shorthaul fuel surcharge remained unchanged at £8 per sector (£16 return trip).

The airline announced a number of new appointments this month. Keith Williams will succeed John Rishton as chief financial officer on January 1, 2006. As the airline's group treasurer and head of taxation, Keith was responsible for managing the reduction of the airline's debt and financing following the 9/11 terrorist attacks in the United States. Mr Chumpol NaLamlieng will join the board as a non-executive director on November 1, 2005 and Captain Tim Steeds will become director of safety and security on October 1, 2005. He succeeds Geoff Want whose promotion to director of ground operations was announced last month.

The airline launched a new scheme, backed by the UK government, where its customers can volunteer to help to offset the carbon dioxide emissions from their flights by making a contribution to an environmental trust.

British Airways welcomed the European Union's decision to develop proposals to include aviation in the EU emissions trading scheme. The airline believes that emissions trading is the most environmentally effective and economically efficient way to manage carbon dioxide emissions from aviation.

Readers of Business Traveller magazine voted British Airways the best airline in the world. The airline won also the magazine's awards for best shorthaul airline, best first class, best business class, best economy class and best frequent flyer programme.

October 5, 2005

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of September				Financial year
						April through to Sep
BRITISH AIRWAYS			Change				Change
SCHEDULED SERVICES	2005	2004	(%)		2005	2004	(%)
Passengers carried (000)
UK/Europe	2132	2122	+0.5		12566	12834	-2.1
Americas	648	599	+8.1		3910	3849	+1.6
Asia Pacific	173	146	+18.8		938	823	+14.0
Africa and Middle East	257	257	-0.1		1466	1494	-1.9
Total	3210	3123	+2.8		18880	19001	-0.6

Revenue passenger km (m)
UK/Europe	2005	1925	+4.1		11797	11614	+1.6
Americas	4354	4005	+8.7		26252	25715	+2.1
Asia Pacific	1776	1502	+18.3		9642	8466	+13.9
Africa and Middle East	1714	1702	+0.7		9805	9900	-1.0
Total	9850	9134	+7.8		57496	55695	+3.2

Available seat km (m)
UK/Europe	2738	2610	+4.9		16515	15914	+3.8
Americas	5342	5072	+5.3		32193	31888	+1.0
Asia Pacific	2169	1923	+12.8		12611	11618	+8.5
Africa and Middle East	2122	2121	+0.0		12727	13192	-3.5
Total	12372	11726	+5.5		74047	72612	+2.0

Passenger load factor (%)
UK/Europe	73.2	73.8	-0.6	pts	71.4	73.0	-1.6	pts
Americas	81.5	79.0	+2.5	pts	81.5	80.6	+0.9	pts
Asia Pacific	81.9	78.1	+3.8	pts	76.5	72.9	+3.6	pts
Africa and Middle East	80.8	80.2	+0.6	pts	77.0	75.0	+2.0	pts
Total	79.6	77.9	+1.7	pts	77.6	76.7	+0.9	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	414	412	+0.5		2370	2416	-1.9
Total RTK	1397	1325	+5.4		8105	7973	+1.7
Available tonne km (m)	1934	1831	+5.7		11557	11339	+1.9

Overall load factor (%)	72.2	72.4	-0.2	pts	70.1	70.3	-0.2	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602